P.E. 12/17/01
0-30924

02012257

CONFORMED COPY

Total No. of Pages: 4

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECEIVED
JAN 25 2002

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 17, 2001

Commission file number: **0-30924**

MARCONI PLC

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

(Exact name of Registrant as specified in its Charter)

One Bruton Street
London W1J 6AQ
England
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______   No X

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

MARCONI SELLS OPTICAL COMPONENTS BUSINESS TO BOOKHAM TECHNOLOGY

London - December 17, 2001 - Marconi plc (London and Nasdaq: MONI) today announced the sale of its Optical Components business to Bookham Technology plc (LSE: BHM; Nasdaq: BKHM) in exchange for 12,891,000 Ordinary Shares in Bookham, equivalent to approximately 9.999 per cent of the current issued share capital of Bookham. Based on the mid-market closing share price of Bookham on 14 December 2001, the transaction has a value of approximately £19.7 million. The transaction, which is expected to close in early 2002, is in line with Marconi's stated strategy to manage its non-core assets for value.

"This agreement is an important further step in the on-going disposal of Marconi's non-core businesses," said Mike Parton, Marconi CEO. "Marconi sees very real value in holding a substantial shareholding in a business that will become a leading provider of integrated photonic solutions worldwide, whilst eliminating Marconi's ongoing investment requirements."

Giorgio Anania, President and CEO at Bookham Technology plc, said: "Integrating Marconi's Optical Components creates a powerful new force in the optical components marketplace worldwide. Bookham gets access to a significant portfolio of intellectual capital, highly-skilled people and a range of other assets. Bookham also gets access to a range of innovative component products that complement our existing range."

Marconi Optical Components, headquartered in Caswell Northamptonshire, is an independent business unit within Marconi's Capital Group that focuses on providing a portfolio of integrated photonic solutions for optical networks.

ENDS/...

About Marconi plc

Marconi plc is a global company with research and development facilities in 19 countries, manufacturing operations in 16 countries, and customers in over 100 countries. Marconi delivers innovative solutions which transform communications, networks. Marconi plc is listed on the London Stock Exchange and Nasdaq under the symbol MONI.

About Bookham

Bookham Technology designs, manufactures and markets components that integrate optical processing functions on a single silicon chip using high volume production methods. Using patented silicon-based ASOC technology, the company's products generate, detect, route and control light signals, allowing communications network providers to build systems with advanced optical processing capabilities to help meet the growing demands of Internet traffic. The company, whose securities are traded on Nasdaq and the London Stock Exchange, is headquartered in the UK, with facilities in the US, Canada, France, Italy and Japan.

This press release contains forward-looking statements with respect to products, partners, customers, future growth, revenues, cashflow and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Contacts

	Marconi plc		
Name:	David Beck / Wendy Timmons	Joe Kelly	Heather Green
Title:	Bell-Pottinger Financial	Media Relations	InvestorRelations
Phone:	+ 44 (0) 20 7861 3864	+44 (0) 207 306 1771	+44 (0) 207 306 1735
	+ 44 (0) 20 7861 3890	joe.kelly@marconi.com	heather.green@marconi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARCONI PLC

By: ______________________________

Name: N C Porter

Title: Secretary

Date: December 17, 2001